February 10, 2017 VIA EDGAR AND E-MAIL Ms. Elisabeth Bentzinger U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351 F +1 202 778 9100

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Bentzinger:

On behalf of 1290 Funds (the “Trust”), set forth below are comments that you provided on February 3, 2017 concerning Post-Effective Amendment No. 36 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to 1290 Retirement 2020 Fund, 1290 Retirement 2025 Fund, 1290 Retirement 2030 Fund, 1290 Retirement 2035 Fund, 1290 Retirement 2040 Fund, 1290 Retirement 2045 Fund, 1290 Retirement 2050 Fund, 1290 Retirement 2055 Fund and 1290 Retirement 2060 Fund (each, a “Fund” and collectively, the “Funds”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on December 23, 2016 pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.	Please update the EDGAR series and class identifiers with ticker symbols for Class T shares when they are available.

Response: The Trust confirms that it will update the identifiers with the ticker symbols for Class T shares.

2.	Statutory Prospectus

a.	More Information on Strategies and Risks (p. 47): Consistent with the disclosure in the summary prospectus, please disclose that, with respect to their allocation to equity securities, the Funds will invest in Underlying ETFs that, in turn, invest substantially all of their assets in equity securities that have lower absolute volatility than the broader markets in which the ETF invests.

Response: The Trust has made the requested change.

K&L GATES LLP

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Elisabeth Bentzinger

February 10, 2017

b.	More Information on Strategies and Risks (p. 47): Under the “U.S. Government Securities” heading, please disclose that such securities include asset-backed securities.

Response: The Trust has made the requested change.

c.	More Information on Strategies and Risks (p. 48): The staff notes that “Cybersecurity and Operational Risk” is not listed as a principal risk in any Fund’s summary prospectus. In the disclosure provided in response to Item 9(b) of Form N-1A, please clearly distinguish the risks that are principal from the risks that are not principal with respect to each Fund. Alternatively, please move all non-principal risks to the Statement of Additional Information (“SAI”). See Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).

Response: The Trust notes that, as required by Form N-1A, the Funds’ principal risks are identified in the summary prospectuses. The Funds’ principal risks, as well as additional information associated with the Funds’ principal risks, are described within the statutory prospectus. The “More information on strategies and risks” section of the statutory prospectus affirms that the Funds’ principal risks are discussed in the summary prospectuses. Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal risk in response to Item 9(b). Therefore, the Trust respectfully declines to make any further revisions.

d.	More Information on Strategies and Risks (p. 56): Under “Mortgage-Backed and Asset-Backed Securities Risk,” please disclose the risks of investing in sub-prime mortgage- and asset-backed securities.

Response: The Trust notes that the referenced disclosure includes the following: “[c]ertain mortgage- and asset-backed securities may include securities backed by pools of loans made to ‘subprime’ borrowers or borrowers with blemished credit histories; the risk of defaults is generally higher in the case of mortgage pools that include such subprime mortgages.” The Trust respectfully submits that no revisions are required.

e.	How Sales Charges Are Calculated (p. 76): Per Item 12(a)(1) of Form N-1A, please add a table under the “Class T Shares” heading that discloses the sales load applicable to Class T shares as a percentage of both the offering price and the net amount invested.

Response: The Trust has revised the disclosure under the “Class T Shares” heading to reflect the sales load applicable to Class T shares as a percentage of both offering price and the net amount invested.

f.	Ways to Reduce or Eliminate Sales Charges (p. 79): In the first paragraph, please clarify that this disclosure is only applicable to Class A shares.

Response: The Trust has made the requested change.

g.	Ways to Reduce or Eliminate Sales Charges (p. 79): The first sentence of the last paragraph under the heading “Eliminating the Sales Charges and the CDSC - Class A Shares Only” states that “[t]he CDSC will not apply to Class A shares for which the selling dealer is not permitted to receive a sales load or redemption fee…” Please clarify whether “sales load” refers only to a CDSC or also to a front-end sales load. If the latter, please clarify whether this provision also applies to Class T shares.

Elisabeth Bentzinger

February 10, 2017

Response: The Trust notes that the reference to “sales load” refers specifically to a CDSC imposed upon Class A shares that were purchased without a front-end sales load. Because the disclosure appears under the heading “Eliminating Sales Charges and the CDSC — Class A Shares Only,” the Trust respectfully submits that no further clarification is needed.

h.	Ways to Reduce or Eliminate Sales Charges (p. 79): The last sentence of the last paragraph under the heading “Eliminating the Sales Charges and the CDSC - Class A Shares Only” states that “[i]f the dealer agrees to these reimbursement arrangements, no CDSC will be imposed with respect to Class A shares purchased for $1,000,000 or more. Please identify in the prospectus the name of each selling dealer whose investors currently receive the CDSC waiver. Further, the reimbursement arrangements must also be described in the prospectus. See Item 12(a)(2) of Form N-1A and Rule 22d-1 under the 1940 Act. The staff notes that this information may be included in an appendix to the prospectus that meets the requirements set forth in Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (December 15, 2016). Please provide the requested information to the staff before the Post-Effective Amendment becomes effective.

Response: The Trust has revised the disclosure to indicate that the CDSC waiver applies to all dealers that sell shares of the Funds. Additionally, the Trust has added the following sentence, which describes the reimbursement arrangements:

“In the event of a redemption of Class A shares sold without a front-end sales load within 12 months of purchase, the selling dealer will reimburse the distributor for the amount of commission paid, less the amount of the distribution fee with respect to such shares.”

i.	Ways to Reduce or Eliminate Sales Charges (p. 80): Please clarify whether the disclosure under the heading “Reinstatement Privilege” is applicable to both Class A and Class T shares or only to Class A shares.

Response: The Trust has revised the disclosure to clarify that the disclosure under the heading “Reinstatement Privilege” is applicable to both Class A and Class T shares.

3.	SAI

a.	Fundamental Restrictions (p. 6): Please revise the notation regarding the Fund’s concentration policy under the heading “Notations Regarding the Fund’s Fundamental Investment Restrictions” to clarify that a Fund will consider the concentration of other investment companies in determining compliance with its concentration policy and that it will do so for all investment companies in which it invests, and not just for those investment companies that may concentrate their assets in one or more industries. Similarly, please reconcile the statement that a Fund may indirectly concentrate in a particular industry or group of industries through its investments in securities of other investment companies or investment vehicles with each Fund’s fundamental investment restriction of not concentrating in a particular industry or group of industries.

Response: The Trust is not aware of a requirement to “look through” underlying investment companies in which a Fund invests for purposes of administering its concentration policy. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

Elisabeth Bentzinger

February 10, 2017

b.	Exemptions From Class A CDSC (p. 89): Please describe in the prospectus all arrangements that result in a waiver of the CDSC. The staff notes that three arrangements are disclosed in the SAI, but not the prospectus: (1) shares or amounts representing increases in the value of an account above the net cost of the investment due to increases in the net asset value per share; (2) shares acquired by exchange from any Fund of the 1290 Funds where the exchanged shares would not have been subject to a CDSC upon redemption; and (3) exchanges to purchase shares of another Fund of the 1290 Funds (although a CDSC will be imposed on shares (when redeemed) of the acquired fund purchased by exchange of shares subject to a CDSC).

Response: The Trust has added to the prospectus all arrangements that result in a waiver of the CDSC.

c.	Special Fiduciary Relationships (p. 89): The staff notes that the information disclosed in this section should also be disclosed in the prospectus.

Response: The Trust has added to the prospectus the disclosure that appears in the “Special Fiduciary Relationships” section of the SAI.

d.	Appendix B: With respect to the Funds, the staff notes that Miao Hu is a new portfolio manager and that information provided for Miao Hu should be as of the most recently practicable date per Instruction 1 to Item 20(a)-(c) of Form N-1A.

Response: The Trust confirms that the information provided for Miao Hu will be as of the most recently practicable date.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc: Patricia Louie, Esq.
Kiesha T. Astwood-Smith, Esq.
Anthony Geron, Esq.
AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.
K&L Gates LLP